DC

No Act

PE 11/14/14

[redacted]

14008360

Act: 1934
Section: 15(d)
Rule:
Public Availability: 11-14-2014

November 14, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Affymax, Inc.
Incoming letter dated November 14, 2014

Based on the facts presented, the Division will not object if Affymax stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended September 30, 2014. We assume that, consistent with the representations made in your letter, Affymax will file a certification on Form 15 making an appropriate claim under Exchange Act Rule 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2014.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

November 14, 2014

Mail Stop 4561

Nikki D. Pope
Cooley, LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155

Re: Affymax, Inc.

Dear Ms. Pope:

In regard to your letter of November 14, 2014, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Cooley LLP

Nikki D. Pope
T: +1 650 843 5919
npope@cooley.com

Securities Exchange Act of 1934, Section 15(d)

VIA ONLINE SUBMISSION
(https://www.sec.gov/forms/corp_fin_noaction)

November 14, 2014

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: Affymax, Inc. (File No. 001-33213)

Ladies and Gentlemen:

On behalf of Affymax, Inc., a Delaware corporation (the "***Company***"), we are writing to request that the Staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") confirm that it concurs in our view that the updating of the then effective Registration Statements (as defined herein) pursuant to Section 10(a)(3) ("***Section 10(a)(3)***") of the Securities Act of 1933, as amended (the "***Securities Act***") during the fiscal year ending December 31, 2014, would not preclude the Company from utilizing Rule 12h-3 ("***Rule12h-3***") under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to suspend its obligation to file with the Commission periodic and current reports required under Section 15(d) ("***Section 15(d)***") of the Exchange Act and the rules and regulations promulgated thereunder, including its Quarterly Report on Form 10-Q (the "***Form 10-Q***") for the quarter ending September 30, 2014, in order that the Company may file a Form 15 as soon as possible. We further request that the Staff confirm it will not recommend enforcement action to the Commission if the Company files a Form 15 pursuant to Rule 12h-3 as soon as possible. The Company will continue to file all required periodic and current reports until it files a Form 15.

Background

The Company Currently has no Business or Operations Due to Termination of its Sole Product

The Company was incorporated in Delaware in 2001 as a biopharmaceutical company and is in the process of restructuring its operations. The Company's operations were focused solely on Omontys™, a product for the treatment of anemia due to chronic kidney disease in adult patients on dialysis. In March 2012, the U.S. Food and Drug Administration (the "***FDA***") approved Omontys and sales by its collaboration partner, Takeda Pharmaceutical Company

Limited (*"**Takeda**"*), pursuant to the Collaboration and License Agreement between the parties, dated June 27, 2006, as amended (the "***Agreement***") commenced in September 2012. In February 2013, the Company and Takeda announced a nationwide voluntary recall of Omontys as a result of safety concerns (the "***Recall***"). In April 2013, as part of its efforts to restructure its operations in order to reduce costs, the Company suspended all marketing activities and engaged The Brenner Group, a restructuring firm, to undertake the layoff of all but two employees and to operate the Company on a virtual basis pending the completion of an investigation by Takeda into the underlying causes of the safety issues. Upon engagement of The Brenner Group, the Company terminated the employment of its executive officers, including its chief executive officer and its chief financial officer and, as of June 30, 2014, had only two (2) full- and part-time employees, and the Company currently has only two (2) full- and part-time employees.

On June 10, 2014, the Company received a written notice of termination (the "***Notice***") of the Agreement. The Notice provided that, in accordance with the Agreement, the Agreement will be terminated effective as of September 10, 2014. Takeda's decision to terminate the Agreement is a result of its detailed investigation of safety concerns of Omontys, which confirmed no quality or manufacturing issues were present, and further did not identify a specific root cause for the safety issues that were observed in patients treated with the product. Based on these findings and related discussions with Takeda, Affymax determined not to exercise its rights with respect to the Omontys New Drug Application (the "***NDA***") which allows Takeda to work with the FDA to withdraw the NDA. As a result, the Company has no business operations and as of June 30, 2014 the Company had approximately $3.4 million in cash. On June 24, 2014, the Company announced plans to ask its stockholders to approve a Board-approved plan of dissolution of the Company and is in the process of calling for a special meeting of its stockholders to approval a Plan of Dissolution in order to distribute to its stockholders any remaining cash, which may be up to approximately ten cents per share. In August 2014, the Company filed preliminary and final proxy statements regarding the special meeting of its stockholders to approval the Plan of Dissolution. On September 23, 2014, the special meeting of stockholders was adjourned due to lack of the requisite quorum of stockholders.

History as a Listed Company

On June 6, 2013, the NASDAQ Stock Market ("***NASDAQ***") suspended trading in the Company's common stock on the NASDAQ Global Select Market, effective prior to the regular opening of the market on that date. On July 19, 2013, NASDAQ filed a Notification of Removal from Listing and/or Registration on Form 25 with the Commission to delist the Company's common stock from NASDAQ, which delisting became effective on July 29, 2013.

The Company first became subject to the reporting requirements of Section 15(d) of the Exchange Act in December 2006 following the completion of its initial public offering. The Company previously filed a registration statement on Form 8-A to register its common stock under Section 12(b) ("***Section 12(b)***") of the Exchange Act on December 14, 2006, which became effective upon the effectiveness of the Company's registration statement for the initial public offering shortly thereafter on December 14, 2006. Upon the effectiveness of the Form 8-A, the Company became subject to the reporting obligations under Section 13(a) ("***Section 13(a)***") of the Exchange Act and its reporting obligations under Section 15(d) were suspended. The Company's common stock then began trading on the NASDAQ Global Market under the symbol "AFFY". On May 28, 2013, the Company received a determination letter from the NASDAQ Stock Market LLC that the Company should be delisted pursuant to Rule 5101 of the NASDAQ Listing Rules. The Company determined not to appeal the determination and the quotation of the Company's common stock moved to the OTC Bulletin Board.

Specifically, the NASDAQ suspended trading in the Company's common stock on the NASDAQ Global Select Market, effective prior to the regular opening of the market on June 6, 2013 and, on July 19, 2013, filed a Notification of Removal from Listing and/or Registration on Form 25 with the Commission to remove the common stock from listing on NASDAQ and to withdraw the common stock from registration under Section 12(b) pursuant to Rule 12d2-2(b) of the Exchange Act. Pursuant to Rule 12d2-2(d)(1) of the Exchange Act, the application on Form 25 became effective with respect to the delisting of the common stock on July 29, 2013, ten (10) days after the Form 25 was filed with the Commission. Pursuant to Rule 12d2-2(d)(5) of the Exchange Act, the Company's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its common stock under Section 12(b) was suspended upon the effective date for the delisting of the Company's common stock, which was on July 29, 2013. At that point, the Company's reporting obligations under Section 15(d) with respect to the Company's common stock were revived, and the Company remains subject to the reporting requirements of Section 13(a). The Company previously had not registered any securities under Section 12(g) of the Exchange Act, and at the time the Form 25 described above became effective, the Company had fewer than 300 stockholders of record such that the Company was not subject to Section 12(g) of the Exchange Act.

As of June 30, 2014, 37,490,095 shares of the Company's common stock were issued and outstanding held by approximately 74 stockholders of record (as determined pursuant to Rule 12g-5 under the Exchange Act). As of the date of this letter, other than approximately 1.0 million options (the "***Options***") to purchase common stock outstanding under the Company's Amended and Restated 2006 Equity Incentive Plan (the "***2006 Plan***"), there are no equity awards granted under any of the Company's equity incentive plans that remain outstanding, and the Options have little or no prospective value at a current weighted average exercise price of $14.7238 per share. Other than the Options, there are no rights to acquire common stock or other securities of the Company, and the Company has no outstanding debt.

The Company Will have no Obligation to Continue as a Publicly Reporting Company

Once the Company terminates its reporting status, Rule 701 under the Securities Act ("***Rule 701***") will permit the Company to offer and sell securities pursuant to the 2006 Plan in compliance with Rule 701. See, Intraop Medical Corp. (available May 12, 2010); NewCity Communications, Inc. (available October 6, 1988). The Company has informed us that after the filing of the Form 15, the Company intends to comply with all requirements applicable to it to ensure that any issuance of securities pursuant to the 2006 Plan to the above-described Option holders will be in accordance with Rule 701. Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The 2006 Plan satisfies the eligibility requirements of Rule 701, and upon the effectiveness of the Form 15, the Company will become eligible as an issuer to utilize the exemption under Rule 701. Securities issued under Rule 701 will be restricted securities as defined in Rule 144 under the Securities Act and may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See e.g., Intraop Medical Corp. (available May 12, 2010); Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); Planet Technologies, Inc. (available February 7, 2008). The Company acknowledges, and will advise all of its Option holders that shares acquired upon the exercise of such Options may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. See, e.g., Madison Bancorp, Inc. (available May 27, 2014).

Further, following the filing of the Form 15, the Company confirms that it has no obligations, contractual or otherwise, that will require the Company to submit, provide or file reports under the Exchange Act with the Commission, and the Company does not intend to do so, on a voluntary basis or otherwise. Thus, the Company intends to file a Form 15 to suspend its duty to file reports under Section 15(d) as soon as possible, subject to the Staff's concurrence with the Company's request as set forth in this letter.

Absent the relief requested in this letter, the provisions of Section 15(d) would require the Company to continue its reporting obligations until the end of its current fiscal year, December 31, 2014, as the Company's then effective S-3 and S-8 Registration Statements were automatically updated upon filing of the Company's Annual Report on Form 10-K for fiscal year ended December 31, 2013. As a result of the Recall, the termination of the Agreement, and the impracticability of meeting the FDA requirements to maintain or obtain approval for Omontys following the Recall, there is significant uncertainty as to whether the Company will have sufficient existing cash to fund its operations beyond the third quarter of the current fiscal year in the absence of relief from the Staff.

The Company has incurred a reporting obligation under Section 15(d) of the Exchange Act with respect to its common stock and other classes of securities covered by its Registration Statement on Form S-3, File No. 333-176137 (filed on August 8, 2011, and declared effective by the Commission on September 9, 2011), but other than the common stock the Company has not issued any securities of those classes and all these securities have been removed from registration by the expiration of such Registration Statement on Form S-3 in September of 2014. The Company is not otherwise contractually obligated to file reports with the Commission under the Exchange Act. Options, or other equity awards granted under any of its equity incentive plans, to purchase approximately 1.0 million shares of the Company's common stock remain outstanding. As of the June 30, 2014, there were 37,490,095 shares of the Company's common stock outstanding, held of record by approximately 74 stockholders. The Company is a non-accelerated filer as defined in Rule 12b-2 of the Exchange Act.

As noted elsewhere herein, the Company is current in all of its periodic and current reports through the date of this letter and will remain current through the filing of the Form 10-Q for the quarter ending June 30, 2014, which will provide its stockholders a complete picture of the financial condition and operations of the Company following the termination of the Agreement, the withdrawal of approval for Omontys and the financial and other adjustments required in connection with the accounting for the termination of Omontys as a product and related termination of the Agreement. The Company undertakes to file with the Commission all required periodic and current reports until the date the Company files with the Commission its Form 15 to discontinue its reporting obligations under the Exchange Act. The Company also acknowledges that if on the first day of any subsequent fiscal year there are 300 or more holders of record of the Company's common stock or any other class of stock for which it has incurred a reporting obligation under Section 15(d) of the Exchange Act, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse and the Company will be required to resume periodic and current reporting.

Registration Statements

The Company has on file with the Commission the following Form S-8 Registration Statements (collectively, the "***S-8 Registration Statements***") under the Securities Act with respect to shares of common stock issuable pursuant to the Company's equity incentive plans:

- File No. 333-186180 (filed on January 24, 2013 and effective immediately upon filing) registering 1,400,000 shares of common stock under the 2006 Plan and 175,000 shares of common stock under the Company's 2006 Employee Stock Purchase Plan (the "***2006 ESPP***").

- File No. 333-179378 (filed on February 3, 2012 and effective immediately upon filing) registering 1,400,000 shares of common stock under the 2006 Plan and 175,000 shares of common stock under the 2006 ESPP.

- File No. 333-171795 (filed on January 21, 2011 and effective immediately upon filing) registering 1,145,310 shares of common stock under the 2006 Plan and 127,256 shares of common stock under the 2006 ESPP.

- File No. 333-165218 (filed on March 4, 2010 and effective immediately upon filing) registering 1,074,109 shares of common stock under the 2006 Plan and 119,345 shares of common stock under the 2006 ESPP.

- File No. 333-158070 (filed on March 17, 2009 and effective immediately upon filing) registering 655,698 shares of common stock under the 2006 Plan and 76,522 shares of common stock under the 2006 ESPP.

- File No. 333-149773 (filed on March 18, 2008 and effective immediately upon filing) registering 680,803 shares of common stock under the 2006 Plan and 75,644 shares of common stock under the 2006 ESPP.

- File No. 333-139810 (filed on January 5, 2007 and effective immediately upon filing) registering 1,295,069 shares of common stock under the Company's 2001 Stock Option/Stock Issuance Plan, 1,919,523 shares of common stock under the 2006 Plan, and 174,391 shares of common stock under the 2006 ESPP.

On October 7, 2014, the Company filed post-effective amendments to the S-8 Registration Statements to remove from registration all unsold shares of common stock registered for issuance thereunder. Pursuant to Rule 462(a), each of these post-effective amendments became effective automatically upon filing.

The Company has on file with the Commission Form S-3 Registration Statements (the "***S-3 Registration Statements***" and, together with the S-8 Registration Statements, the "***Registration Statements***") under the Securities Act. The Company has filed a post-effective amendment, which has been declared effective, to one of the S-3 Registration Statements (File No. 333-158080, filed on March 18, 2009, amended May 14, 2009, and declared effective by the Commission on May 14, 2009), to remove from registration all unsold securities under such Form S-3 Registration Statement. Each of the Company's other S-3 Registration Statements have been effective for more than three years and, therefore, pursuant to Rule 415(a)(5) of the Securities Act, have expired; pursuant to the guidance in Staff Legal Bulletin No. 18, the Company is not required to file a post-effective amendment to deregister unsold securities registered under these S-3 Registration Statements.

Each of the Registration Statements, unless expired at the time, was automatically updated for purposes of Section 10(a)(3) of the Securities Act as a result of the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2013. No sales have been made pursuant to the Registration Statements during 2014. As noted above, post-effective amendments have been filed and are effective with respect to each of the Registration Statements that has not expired.

Discussion

Section 15(d) and Rule 12h-3(c) of the Exchange Act ("***Rule 12h-3(c)***") thereunder render the suspension to file reports inapplicable to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. A literal interpretation of Rule 12h-3(c) would prevent the Company from suspending its duty under Section 15(d) to file reports required by Section 13(a), despite satisfying Rule 12h-3(a) and (b) because the Company's Annual Report on Form 10-K, filed with the Commission on March 31, 2014 for the fiscal year ended December 31, 2013 had the technical effect of updating the then effective Registration Statements by reference under Section 10(a)(3).

The purpose of Rule 12h-3 is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy. In proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12-h3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "***Proposing Release***"). *See also* Maxygen, Inc. (available October 30, 2013); Environmental Tectonics Corporation (available March 22, 2013); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that the U.S. Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, particularly where smaller companies with a smaller number of public stockholders are involved. *See e.g.*, I.C. Isaacs & Company, Inc. (available August 13, 2008).

The Company satisfies each of the elements set forth in Rule 12h-3 for suspension of its reporting obligations under Section 15(d): (i) in accordance with Rule 12h-3(a), the Company has filed all reports required by Section 13(a), without regard to Rule 12b-25 of the Exchange Act, for its three most recent fiscal years and through the date of this letter for its current fiscal year and (ii) in accordance with Rule 12h-3(b)(1)(i), the Company has fewer than 300 stockholders of record. According to the Company's stock transfer agent, as of June 30, the Company had approximately 74 stockholders of record of its common stock. In addition, as reflected in the Company's Annual Report on Form 10-K, as amended by its Definitive Proxy Statement, filed with the Commission on April 30, 2014, the Company had four employees, its directors and named executive officers owned an aggregate of 1.55% of its outstanding common stock, and it had no holders of 5% or more of its common stock.

The preparation of periodic and current reports imposes a financial burden on the Company and involves significant management efforts. Such burdens and efforts are disproportionate to the benefits to be derived given that NASDAQ suspended trading in the Company's common stock on the NASDAQ Global Select Market, effective immediately prior to the regular opening of the market on June 6, 2013. On July 19, 2013, NASDAQ, filed a Notification of Removal from Listing and/or Registration on Form 25 with the Commission to remove the common stock from listing on NASDAQ and to withdraw the common stock from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(b) thereunder, which became effective on July 29, 2013.

Under the circumstances, the financial burdens on the Company of continued reporting are disproportionate to any benefits. As stated in its periodic reports, the Company has reported losses since its inception and it is likely that it will continue to experience losses. The Company's consolidated balance sheet included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 stated that the Company's cash totaled $3.4 million, down from $5.6 million at the end of the most recently completed fiscal year. The Company reported that it has an accumulated deficit of $552.3 million and expects that its existing cash is unlikely to be sufficient to fund its operations. As noted above, the Company has undertaken measures to retain cash available for distribution to creditors and stockholders as it contemplates proceeding with dissolution. There is substantial doubt about the Company's ability to continue as a going concern. As a result of the termination of the Agreement and no future prospects for Omontys, the Company's sole asset beyond cash, there is significant uncertainty as to whether the Company will have sufficient existing cash to fund its operations beyond the end of the current fiscal year.

The Company's management estimates that the Company's incremental costs in connection with the preparation of the quarterly report on Form 10-Q for the third quarter of 2014, an annual report on Form 10-K for 2014 and current reports on Form 8-K throughout the remainder of 2014 would be $0.5 million, and the Company expects that it would have to retain new auditors in order to be able to do so. The Staff has granted no-action relief and concurred in allowing issuers to file a Form 15 in a range of circumstances where a literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the compliance burdens continued reporting would place on the issuer. In this regard, the Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective Securities Act registration statements that had been automatically updated during the current fiscal year due to the issuer's filing of an

Annual Reports on Form 10-K. *See e.g.*, Maxygen, Inc. (available October 30, 2013); Environmental Tectonics Corporation (available March 22, 2013); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008). We also note that in other circumstances the Staff has provided no-action relief despite the fact that more than a very limited number of record holders continue to hold securities in cases where, as here, there were no sales under applicable registration statements in the year in which no-action relief was requested. *See e.g.*, Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009).

Moreover, the Company expects to solicit the stockholders to approve a plan dissolution of the Company that was approved by the Board on June 23, 2014 in order to distribute any remaining assets to its stockholders. Any expenses incurred in accounting and legal fees connected with preparing Exchange Act reports would reduce the liquidation proceeds that would otherwise be available to pay the Company's creditors and for distribution to the Company's stockholders in the event of dissolution. These factors would require the Company to expend additional administrative and financial resources compared to prior quarterly reports and given the limited resources and absence of future prospects for the Company, would impose an even greater hardship on the Company to the detriment of its stockholders.

The Company believes that the out-of-pocket costs plus the amount of management time and effort associated with reporting places a burden on the Company that significantly outweighs the limited benefits, particularly in light of the fact that there has been no trading on NASDAQ in the Company's common stock since June 6, 2013 and the limited number of record stockholders. Although the common stock appears to be available for quotation on the OTC Bulletin Board under the symbol "AFFY," there has been limited trading activity in the common stock since the announcement of the Notice from Takeda and the confirmation by the Company that Omontys will not return to the market.

With these and similar factors in mind, in determining to suspend the Company's duty to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act, the Company concluded that the financial burdens of continued registration and periodic and current reporting outweigh the benefits. The Company believes that the funds spent to prepare and file required periodic and current reports and to otherwise ensure compliance with securities laws and regulations applicable to reporting companies, and the legal and administrative time spent in connection with these reports and compliance matters, would be better used to maximize any funds available to pay the Company's creditors and maximize any future distributions to the Company's stockholders. Accordingly, it is the Company's view that the benefits to the current stockholder base are outweighed by the excessive cost to the Company of being required to continue to file periodic and current reports.

Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the then effective Registration Statements pursuant to Section 10(a)(3) of the Securities Act during the Company's current fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission reports required by Section 15(d) of the Exchange Act and the rules and regulations thereunder with respect to the common stock, in order that the Company may file a Form 15 as soon as possible.

Upon receipt of the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter, the Company will file a Form 15 certification relating to the suspension of its obligations to file periodic and current reports under Section 13(a) and 15(d) of the Exchange Act.

If you have any further questions or require additional information, please contact me at (650) 843-5919 or via email at npope@cooley.com. If the Staff is inclined to deny the Company's request, I would appreciate the opportunity to discuss with you, in advance of your formal written response, possible alternatives which would permit the Company to receive the requested relief. A copy of this letter has been electronically submitted via online submission (https://www.sec.gov/forms/corp_fin_noaction) in compliance with the instructions found at the Commission's website.

Sincerely,

Nikki D. Pope

cc: Richard M. Brenner, Chief Executive Officer, Affymax, Inc.
Mark Thompson, Chief Financial Officer, Affymax, Inc.
Glen Sato, James Allee, Cooley LLP

106702993 v11